Bonds 8-K/A

Exhibit 17.2

August 4, 2010

VIA E-MAIL
Edwin Knetzger
  Chairman
Michael Sanderson
  Chief Executive Officer
Bonds.com Group, Inc.
529 Fifth Avenue, 8th Floor
New York, New York 10017

Dear Mr. Knetzger and Mr. Sanderson:

We write to respond to certain statements contained under Item 5.02 in a current report on Form 8-K filed with the SEC by Bonds.com Group, Inc. (the “Company”), on July 29, 2010 (the “July 29 8-K”).

As reflected in our July 23, 2010 email to you, appended to the July 29 8-K as Exhibit 17.1, we resigned from our positions as members of the Company’s Board of Directors on July 23, 2010. Contrary to suggestions made in the July 29 8-K, however, we did not seek any improper consideration from the Company, whether in connection with our resignation or otherwise.

In reality, we learned of facts establishing that certain directors and officers of the Company were pursuing objectives that did not serve the interests of the Company and its shareholders. We provided the Board with detailed information concerning the conduct at issue. Unfortunately, however, a majority of the members of the Board failed to take actions to remedy these serious problems. Accordingly, we concluded that our continued service as members of the Board would be inconsistent with the interests of the Company and its shareholders.

Finally, we note that any decisions we may make with respect to the pursuit of litigation relating to the Company, or any of its officers or directors, will be governed solely and entirely by our considered judgment regarding the best interests of the Company and its stockholders.
Pursuant to the applicable rules, we understand and expect that the Company will, within two business days hereof, file this letter as an amending exhibit to the July 29 8-K.
Very truly yours,

John J. Barry III	John J. Barry IV